Home Loan Servicing Solutions, Ltd.

2002 Summit Boulevard, Sixth Floor

Atlanta, GA 30319

December 13, 2012

Mr. Michael R. Clampitt

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Home Loan Servicing Solutions, Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-184715

Dear Mr. Clampitt:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective on December 18, 2012 at 3:00 p.m. (EST), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher S. Auguste of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9265 upon the Registration Statement becoming effective.

Sincerely, HOME LOAN SERVICING SOLUTIONS, LTD.

By:	/s/ Mike McElroy
	Name:	Mike McElroy
	Title:	SVP & General Counsel

cc:	Christopher S. Auguste, Esq.